SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

                                (AMENDMENT NO. 3)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                MINOLTA-QMS, INC.
                       (Name of Subject Company (Issuer))


                           MINOLTA INVESTMENTS COMPANY
                                MINOLTA CO., LTD.
                                MINOLTA-QMS, INC.
                      (Names of Filing Persons -- Offerors)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   74726G 102
                      (CUSIP Number of Class of Securities)

  TOSHIHIRO KATAOKA                                 ALLEN A. HANS
  MINOLTA CO., LTD.                                 MINOLTA INVESTMENTS COMPANY
  3-13 AZUCHI-MACHI 2-CHOME                         C/O MINOLTA CORPORATION
  CHUO-KU, OSAKA 541-8556, JAPAN                    101 WILLIAMS DRIVE
  TELEPHONE:  (81) 6-6271-2621                      RAMSEY, NEW JERSEY 07446
  FACSIMILE:   (81) 6-6271-2283                     TELEPHONE:  (201) 825-4000
                                                    FACSIMILE:   (201) 825-7331
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                            CALCULATION OF FILING FEE

======================================== =======================================
         Transaction Valuation*                    Amount of Filing Fee
---------------------------------------- ---------------------------------------
              $50,373,594                                $10,075
---------------------------------------- ---------------------------------------



NY2:\973838\01\KVF201!.DOC\63760.0018

* Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 8,395,599 shares of common stock, par value $.01 per share, of Minolta-QMS, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $6.00 per Share in cash. Such number of Shares includes (i) 13,266,131 Shares outstanding as of September 13, 2000, less 7,570,000 Shares already beneficially owned by Minolta Investments Company and (ii) options and warrants to purchase 2,699,468 Shares having an exercise price of less than $6.00 per Share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $10,075                       Filing Party:   Minolta Investments Company
                                                                         Minolta Co., Ltd.
Form or Registration No.:  Not Applicable                Date Filed:     October 3, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]     third-party tender offer subject to Rule 14d-1.
         [ ]     issuer tender offer subject to Rule 13e-4.
         [X]     going-private transaction subject to Rule 13e-3.
         [X]     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                         (Continued on following pages)
                               (Page 1 of 7 pages)

-----------------------------------------------------------------------------------                 -------------------------------
CUSIP No.  74726G 102                                                                     TO                       Page 2 of 7
-----------------------------------------------------------------------------------                 -------------------------------
---------------- ------------------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS:                                         Minolta Investments Company
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [ ]
                                                                                                                          (B) [_]
---------------- ------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                       AF

---------------- ------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)                              [ ]
                 OR 2(f):
---------------- ------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                              State of Delaware

------------------------- ----------------------- -------------------------------------------------------- ------------------------
                                    7             SOLE VOTING POWER:                                              12,432,499
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                          ----------------------- -------------------------------------------------------- ------------------------
                                    8             SHARED VOTING POWER:                                                     0

                          ----------------------- -------------------------------------------------------- ------------------------
                                    9             SOLE DISPOSITIVE POWER:                                         12,432,499

                          ----------------------- -------------------------------------------------------- ------------------------
                                    10            SHARED DISPOSITIVE POWER:                                                0

---------------- ------------------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                          12,432,499
---------------- ------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                       [ ]
---------------- ------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                                 93.7%

---------------- ------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON                                                           CO
---------------- ------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------                 -------------------------------
CUSIP No. 74726G 102                                                                      TO                       Page 3 of 7
-----------------------------------------------------------------------------------                 -------------------------------

---------------- ------------------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS:                                         Minolta Co., Ltd.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [ ]
                                                                                                                         (B) [_]
---------------- ------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                       OO, WC

---------------- ------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)                          [ ]
                 OR 2(f):
---------------- ------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                              Japan

---------------- ------------------------------------------------------------------------------------------------------------------
                                    7             SOLE VOTING POWER:                                                       0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                          ----------------------- -------------------------------------------------------- ------------------------
                                    8             SHARED VOTING POWER:                                            12,432,499

                          ----------------------- -------------------------------------------------------- ------------------------
                                    9             SOLE DISPOSITIVE POWER:                                                  0

                          ----------------------- -------------------------------------------------------- ------------------------
                                    10            SHARED DISPOSITIVE POWER:                                       12,432,499

---------------- ------------------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     12,432,499
---------------- ------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN                                            [ ]
                 SHARES
---------------- ------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                                    93.7%
---------------- ------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON                                                           CO
---------------- ------------------------------------------------------------------------------------------------------------------


                                   SCHEDULE TO

                This Amendment No. 3 amends the Tender Offer Statement on Schedule TO ("Schedule TO") initially filed with the Securities and Exchange Commission on October 3, 2000 by Minolta Co., Ltd., a Japanese corporation ("Parent"), and Minolta Investments Company, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Minolta-QMS, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, at a price of $6.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 8.              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                     Item 8, which incorporates by reference information contained in the Offer to Purchase, is hereby amended by adding thereto the following:

                     The Offer expired at 5:00 p.m., New York time, on Tuesday November 7, 2000. Based upon information provided by the Depositary, a total of 4,862,499 Shares were tendered in response to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). In accordance with the terms of the Offer, Purchaser has instructed the Depositary to pay promptly the Offer Price of $6.00 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered, Purchaser owns approximately 93.7% of the outstanding Shares.

                                    SIGNATURE

           After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 16, 2000 that the information set forth in this statement is true, complete and correct.


                           SCHEDULE TO AND SCHEDULE 13E-3

                           MINOLTA INVESTMENTS COMPANY

                           By: /s/ Allen A. Hans
                               ------------------------------------------
                               Name: Allen A. Hans
                               Title: Vice President and Secretary


                           MINOLTA CO., LTD.

                           By: /s/ Masanori Hondo
                               ------------------------------------------
                               Name: Masanori Hondo
                               Title: Director



                           SCHEDULE 13E-3

                           MINOLTA-QMS, INC.

                           By: /s/ Edward E. Lucente
                               ------------------------------------------
                               Name: Edward E. Lucente
                               Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION
-----------                                    -----------

(a)(1)(A)*                 Offer to Purchase, dated October 3, 2000.

(a)(1)(B)* Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated October 3, 2000.

(a)(1)(C)*                 Letter of Transmittal.

(a)(1)(D)*                 Notice of Guaranteed Delivery.

(a)(1)(E)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)* Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(G)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)* Summary Advertisement as published in The New York Times on October 3, 2000.

(a)(1)(I)* Text of joint press release issued by Parent and the Company, dated October 3, 2000, announcing the commencement of the Offer.

(a)(1)(J)* Text of press release issued by Parent, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(K)* Text of press release issued by the Company, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(L)* Letter to stockholders from Edward E. Lucente, President and Chief Executive Officer of Minolta-QMS, Inc., dated October 3, 2000.

(a)(1)(M)* Text of press release issued by Parent, dated October 31, 2000, announcing the extension of the Offer.

(a)(1)(N)* Text of press release issued by Parent, dated November 8, 2000, announcing the expiration of the Offer.

(a)(5)(A)* Complaint of William Deckard against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana, William R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(a)(5)(B)* Complaint of Ruth Grening against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana, William R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(b)                        None.

(c)(1)* Opinion of The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc., dated September 13, 2000.

(c)(2)* Materials presented by The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc. on September 12, 2000.

(c)(3)* Report prepared by KPMG Corporate Finance Kabushiki Kaisha for Minolta Co., Ltd.

(d)* Agreement and Plan of Merger, dated as of September 13, 2000, by and among Minolta Co., Ltd., Minolta Investments Company and Minolta-QMS, Inc.

(e)                        Not applicable.

(f)* Section 262 of the Delaware General Corporation Law (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)                        None.

(h)                        None.


* Filed Previously.